UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS PRESS RELEASE No. RI012

Grupo Televisa Prices Ps.6,000 Million of Local Bonds due 2021

Mexico City, Mexico, April 8, 2014 – Grupo Televisa, S.A.B. (“Televisa”, NYSE: TV; BMV: TLEVISA) announced today that it successfully priced local bonds (Certificados Bursátiles) under its existing bond program, to be issued under symbol TLEVISA14 for a principal amount of Ps.6,000 million (the “Bonds”) due 2021 with an interest rate of 0.35% plus the 28-day Interbank Equilibrium Interest Rate.

The issuance of the Bonds will take place on April 10, 2014. The Bonds will be unsecured. The Company intends to use the net proceeds of the offering of the Bonds for general corporate purposes and working capital.

This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 24 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America and in four cable and telecommunications businesses: Cablevisión, Cablemás, TVI, and Bestel. Through its cable companies, Televisa offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In addition, Televisa has a 50% equity stake in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Grupo Iusacell, S.A. de C.V. (“Iusacell”), Mexico’s third largest mobile telecom provider in terms of sales. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B.  Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / ir@televisa.com.mx
Eduardo Nestel /  Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 9, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel